NO ACT

PE
1-4-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010652

February 22, 2010

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Re: Time Warner Inc.
Incoming letter dated January 4, 2010

Dear Ms. Goodman:

This is in response to your letter dated January 4, 2010 concerning the shareholder proposal submitted to Time Warner by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 28, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment, AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

February 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 4, 2010

The proposal requests that the board adopt a policy prohibiting current or former chief executive officers from serving on the compensation committee and further provides that such policy "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the criteria requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 28, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Time Warner Inc.'s Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Time Warner, Inc. ("Time Warner" or the "Company"), by letter dated January 4, 2010 that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2010 proxy materials.

I. Introduction

Proponent's shareholder proposal to International Paper urges:

> that the Board of Directors ("Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Time Warner's letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2010 annual meeting of shareholders. Despite the clear and unambiguous wording of the Proposal, as well as the fact that the Proposal specifically provides the Board with an opportunity to cure any eventuality that might arise related to its implementation, Time Warner argues that the Proposal is in violation of Rule 14a-8(i)(6), because the Company lacks the power and the authority to implement the Proposal.



II. The Proposal is not in violation of Rule 14a-8(i)(6) because it is clear and unambiguous and provides the Board with ample opportunity to cure any eventuality that might arise, were it to be implemented.

Time Warner argues that the Proposal is excludable because the Company lacks the power and the authority to implement a requirement that:

> any current or former chief executive officers of public companies [be prohibited] from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

The Company's argument is grounded upon the erroneous claim that the Proposal leaves the Board with no opportunity to cure a situation in which a sitting member of the Compensation Committee becomes a CEO.

The Proposal would not deprive Time Warner's Board of an opportunity to cure a situation in which a member of the Compensation Committee becomes a CEO during his or her term of service. The Proposal would simply prohibit someone who is presently a CEO or a former CEO of a public company from becoming a member of the Compensation Committee. Nothing would prohibit a current or former CEO of a public company from being elected to Time Warner's Board of Directors. Once elected, a current or former CEO would only be prohibited from serving on the Board's Compensation Committee. Were a member of the Compensation Committee to become a CEO, that director would continue to serve out his or her term on the Committee because the Proposal provides that it "shall be implemented so that it does not affect the unexpired terms of previously elected directors."

The plain language of the Proposal means that any Time Warner director who is a member of the Compensation Committee, and who is a CEO, or a former CEO when the Proposal becomes effective, would continue to serve on the Compensation Committee. The Proposal would also permit the Board to cure the situation in which a sitting member of the Compensation Committee, who is not a CEO, becomes a CEO. In this situation, the affected director would have been "previously elected." The affected director would continue to serve out the remainder of his or her term as a member of the Compensation Committee.

The Proposal, therefore, provides the Board with the ability to cure any eventuality that might arise in its implementation.

Time Warner cites Staff Legal Bulletin No. 14C and several decisions in support of its argument that the Proposal provides no opportunity for the Board to cure the situation in which a member of the Compensation Committee becomes a CEO. These citations all underscore the requirement that a proposal must provide the Board with an opportunity to cure a situation in which a director ceases to be independent.

Had the Proposal before time Warner been drafted so as to require that every member of the Compensation Committee never become a CEO during his or her term of service, the Company's argument might work. But the fact is that the Proposal before Time Warner is carefully drafted to provide the Board with a cure for just such an eventuality. A "previously elected director" serving on the Compensation Committee, who becomes a CEO during his or her term of service on the Board, will continue to serve on the Committee by virtue of the fact that he or she has been "previously elected."

Consequently, the Proposal before Time Warner fits within the framework of proposals that are not excludable under Rule 14a-8(i)(6).

Time Warner cites several decisions of the Staff in support of its request to exclude the Proposal. Upon review, each is inapposite, because each proposal in the decisions cited, unlike the Proposal before International Paper, failed to provide the board with an opportunity to cure the situation in which a director was no longer independent.

Clear Channel Communications, Inc., 2005 SEC No-Act. LEXIS 98 (January 23, 2005), is instructive, because it clearly stated that:

> it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and *the proposal does not provide the board with an opportunity or mechanism to cure* such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Clear Channel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). (Emphasis added.)

Unlike the Proposal before Time Warner, there was no provision in *Clear Channel Communications, Inc.* that would permit the Board to cure a situation in which a director lost his or her independence. The Proposal before International Paper provides a cure, namely, that a director serving on the Compensation Committee who might become a CEO would continue to serve out his or her term on the Committee.

Time Warner cites *NSTAR*, 2007 SEC No-Act. LEXIS 688 (December 19, 2007), which also involved a proposal that failed to provide for an opportunity to cure its requirements that the:

> Chairman (woman) shall be an outside trustee and shall not live nearer than fifty (50) miles from where the NSTAR chief executive officer is domiciled and may not have been an employee of NSTAR, although maybe a shareholder of NSTAR in accordance with rules NSTAR may have concerning stockownership of NSTAR Trustees upon their commencing service to NSTAR Board members.

The Proposal before Time Warner, however, clearly provides the Board with ample opportunity to cure any eventuality that might arise, were a member of the Compensation Committee to become a CEO while serving on the Committee.

First Hartford Corporation, 2007 SEC No-Act. LEXIS 613 (October 15, 2007), cited by Time Warner, is inapposite. In *First Hartford Corporation*, the proposal at issue would have amended the bylaws to require that, at all times, a majority of the board of directors, and of any committees, be "independent" directors and that an independent director who ceases to qualify as such automatically ceases to be a director.

The Proposal before Time Warner specifically recognizes and provides for the possibility that a director who is a member of the Board's Compensation Committee may become a CEO. If that were to occur, the cure, as specified in the Proposal, would allow that director to continue to serve since he or she would have been previously elected to the Board of Directors. As the Proposal states: "The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors."

III. Conclusion

Time Warner has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is clear and it provides the Board of Directors with the ability to cure any situation that might arise in its implementation. The Proposal may not be excluded under Rule 14a-8(i)(6).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Staff to **shareholderproposals@sec.gov**, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu #2, afl-cio

cc: Amy L. Goodman, Gibson, Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 4, 2010

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of AFL-CIO Reserve Fund
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from AFL-CIO Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: The shareholders of Time Warner Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

The Proposal and supporting statements express a concern with potential conflicts of interests of certain persons who serve on compensation committees. The Proposal in essence seeks to establish an additional independence requirement by requesting that the Company's Board of Directors adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that each member of the Compensation and Human Development Committee will not be a chief executive officer of a public company while serving as a member of the Compensation and Human Development Committee. Further, while the Proposal specifies that this policy should be implemented so as not to affect the unexpired terms of previously elected directors, the Proposal does not provide the Board of Directors with an opportunity or mechanism to remedy any violations of the standard set forth in the Proposal. In this regard, certain members of the Compensation and Human Development Committee have been or are currently chief executive officers of public companies and, in addition, other members of the Compensation and Human

Development Committee may be appointed as the chief executive officer of a public company in the future. As a result, in each instance, there would be an automatic violation of the policy requested by the Proposal.

A company may exclude a proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff provided guidance on the application of Rule 14a-8(i)(6) to stockholder proposals seeking to impose independence standards for directors. The Staff noted, in part:

> Our analysis of whether a proposal that seeks to impose independence qualifications on directors is beyond the power or authority of the company to implement focuses primarily on whether the proposal requires continued independence at all times. In this regard, although we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times. As such, when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal.

Consistent with this position, the Staff has concurred on numerous occasions that proposals requesting that amendments be made to a company's bylaws or corporate governance policy to provide that the chairman of a board of directors must be an independent director are excludable under Rule 14a-8(i)(6) where they do not allow for exceptions to the independence standard or contemplate a method for curing violations of the independence standard. *See, e.g., Verizon Communications Inc.* (avail. Feb. 8, 2007); *E.I. du Pont de Nemours and Co.* (avail. Feb. 7, 2007); *Allied Waste Industries, Inc.* (avail. Mar. 21, 2005); *Exxon Mobil Corp.* (avail. Mar. 13, 2005); *Ford Motor Co.* (avail. Feb. 27, 2005); *Intel Corp.* (avail. Feb. 7, 2005); *LSB Bancshares, Inc.* (avail. Feb. 7, 2005); *General Electric Co.* (avail. Jan. 14, 2005). *See also NSTAR* (avail. Dec. 19, 2007) (concurring that a proposal was excludable under Rule 14a-8(i)(6) where the company argued that it could not ensure compliance with a proposal requesting that the chairman be independent and also not reside within 50 miles of the company's chief executive officer).

Further, the Staff has concurred that proposals extending independence requirements to committees of a board of directors are excludable under Rule 14a-8(i)(6) where no exception language is included and a curative mechanism is not provided. For example, in *Clear Channel Communications, Inc.* (avail. Jan. 23, 2005), the Staff concurred that a proposal requesting that a policy be established that the compensation committee be composed entirely of independent directors was excludable under Rule 14a-8(i)(6), noting "[a]s it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement." Similarly, in *First Hartford Corp.* (avail. Oct. 15, 2007), the company argued that it could exclude under Rule 14a-8(i)(6) a proposal that would require the company to amend its bylaws to require that, at all times, a majority of the board of directors, and of any committee thereof, shall be independent directors. The company, citing SLB 14C, argued that it was not within the company's power to ensure that independent directors would always remain independent when the proposal does not provide the company an ability to cure such a failure. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(6).

In the numerous no-action letters discussed above, the Staff concurred that a board of directors does not have the power to ensure that the chairman of a board of directors remains an independent director at all times. In *Clear Channel Communications, Inc.* and *First Hartford Corp.*, the Staff concurred that a board of directors does not have the power to ensure that each member of the compensation committee or a majority of the board or any committee thereof retains their independence at all times. Similarly, the Company cannot ensure that a member of its Compensation and Human Development Committee will not be appointed as chief executive officer of a public company (in fact, being named a chief executive officer of a significant customer or supplier is one way that a director could cease to be independent). The Proposal does not provide for any exceptions to the standard set forth in the Proposal or provide the Board of Directors with an opportunity or mechanism to cure a violation if a member of the Compensation and Human Development Committee is a former chief executive officer of a public company, is currently the chief executive officer of a public company or is appointed as the chief executive officer of a public company. Accordingly, the Proposal is beyond the power of the Company's Board of Directors to implement and thus is excludable under Rule 14a-8(i)(6).

The Proposal differs significantly from the proposals cited by the Staff in SLB 14C as not being excludable under Rule 14a-8(i)(6) as it does not contain any exception language (see bolded language below). *See, e.g.*, *Merck & Co., Inc.* (avail. Dec. 29, 2004) (Staff denied no-action relief in respect of a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer "**whenever possible**" so that an independent director who has not served as an executive officer of the company serves as chairman); *The Walt Disney Co.* (avail. Nov. 24, 2004) (Staff denied no-action relief in respect of a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board will always be an independent member, "**except in rare and explicitly spelled out, extraordinary circumstances**"). *See also Bristol-Myers Squibb Co.* (avail. Feb. 7, 2005) (Staff denied no-action relief in respect of a proposal which requested that the board establish "a policy of, **whenever possible**, separating the roles of chairman and chief executive officer"). In each of *Merck & Co., Inc., The Walt Disney Co.* and *Bristol-Myers Squibb Co.*, the proposal did not require a director to maintain independence at all times. Consistent with SLB 14C, since any loss of independence would not result in an automatic violation of the standard in each such proposal, the Staff denied no-action relief under Rule 14a-8(i)(6).

The Proposal also differs significantly from other director independence proposals that the Staff has determined are not excludable under Rule 14a-8(i)(6) because the Proposal does not provide an opportunity or mechanism to cure any violations of such standard. *See, e.g., Parker Hannifin Corp.* (avail. Aug. 31, 2009) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal specified that, in the event a chairman of the board who was independent at the time he or she was selected is no longer independent, the board shall select a new chairman who satisfies the requirements of the proposal within 60 days); *Allegheny Energy, Inc.* (avail. Feb. 7, 2006) (Staff denied no-action relief with respect to a proposal calling for an independent chairman of the board where the proposal stated that "[t]his proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted"); *Burlington Northern Santa Fe Corp.* (avail. Jan. 30, 2006) (same); *Newmont Mining Corp.* (avail. Jan. 13, 2006) (same); *General Electric Co.* (avail. Jan. 10, 2006) (same). While the Proposal specifies that the requested policy should be implemented so as not to affect the unexpired terms of previously elected directors, this does not operate as a curative mechanism. This language addresses a director's term of office on the Board of Directors, not his or her service on the Compensation and Human Development Committee. In this regard, certain members of the Compensation and Human Development Committee have been or are currently chief executive officers of public companies and, in addition, other members of the Compensation and Human Development Committee may be appointed as the chief executive officer of a public company in the future. In each instance, there would be an automatic violation of the policy requested by the Proposal. Just as the companies in *Clear Channel Communications, Inc., First Hartford Corp., Verizon Communications, Inc., E.I. du Pont de Nemours and Co., Allied Waste Industries, Inc., Exxon Mobil Corp., Ford Motor Co., Intel Corp., LSB Bancshares, Inc., General Electric Co.* and *NSTAR* could not ensure the continued independence of any of their directors, the Company cannot ensure that no member of its Compensation and Human Development Committee will be appointed as the chief executive officer of a public company.

In summary, the Proposal requests that the Company's Board of Directors "adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee" but does not allow for any exception to this standard, nor does it provide an opportunity or mechanism to cure any violations of this standard. Thus, the Proposal is similar to the proposals excluded under Rule 14a-8(i)(6) in *Clear Channel Communications, Inc., First Hartford Corp., Verizon Communications, Inc., E.I. du Pont de Nemours and Co., Allied Waste Industries, Inc., Exxon Mobil Corp., Ford Motor Co., Intel*

Corp., *LSB Bancshares, Inc.*, *General Electric Co.* and *NSTAR*. Accordingly, for the reasons set forth above, we believe that the Company may exclude the Proposal under Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's counsel at (212) 484-8142.

Sincerely,



Amy L. Goodman

ALG/ksb
Enclosures

cc: Julie Y. Kim, Time Warner Inc.
Daniel F. Pedrotty/Vineeta Anand, AFL-CIO Reserve Fund

100786215_5.DOC

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 11, 2009

Sent by FAX and UPS Next Day Air

Mr. Paul F. Washington, Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, New York 10019-8016

Dear Mr. Washington:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2009 proxy statement of Time Warner Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2010 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 897 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,



Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment



Resolved: The shareholders of Time Warner Inc. (the "Company") request that the Board of Directors (the "Board") adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the Board's Compensation Committee. The policy shall be implemented so that it does not affect the unexpired terms of previously elected directors.

Supporting Statement

It is a well-established tenet of corporate governance that a compensation committee must be independent of management to ensure fair and impartial negotiations of pay with individual executives. Indeed, this principle is reflected in the listing standards of the major stock exchanges.

We do not dispute that CEOs can be valuable members of other Board committees. Nonetheless, we believe that shareholder concerns about aligning CEO pay with performance argue strongly in favor of directors who can view senior executive compensation issues objectively. We are particularly concerned about CEOs on the Compensation Committee because of their potential conflicts of interest in setting the compensation of their peers.

We believe that CEOs who benefit from generous pay will view large compensation packages as necessary to retain and motivate other executives. In our view, those who benefit from stock option plans will view them as an efficient form of compensation; those who receive generous "golden parachutes" will regard them as a key element of a compensation package. Consequently, we are concerned that the inclusion of CEOs on the Compensation Committee may result in more generous pay packages for senior executives than that necessary to attract and retain talent.

In their 2004 book "*Pay Without Performance*," law professors Lucian Bebchuk and Jesse Fried cite an academic study by Brian Main, Charles O'Reilly and James Wade that found a significant association between the compensation level of outsiders on the compensation committee and CEO pay.

"There are still plenty of CEOs who sit on compensation committees at other companies," said Carol Bowie, a corporate governance expert at RiskMetrics Group. "They don't have an interest in seeing CEO pay go down." *(Crain's Chicago Business, May 26, 2008.)*

Executive compensation expert Graef Crystal concurs. "My own research of CEOs who sit on compensation committees shows that the most highly paid executives award the fattest packages to the CEOs whose pay they regulate. Here's an even better idea: bar CEOs from serving on the comp committee." *(Bloomberg News column, June 22, 2009.)*

Moreover, CEOs "indirectly benefit from one another's pay increases because compensation packages are often based on surveys detailing what their peers are earning." *(The New York Times, May 24, 2006.)*

At our Company, Chairman and CEO Jeffrey Bewkes received an 11% compensation increase in 2008 to $21.6 million, including the grant date fair value of equity-based awards, despite the Company's poor performance, both in absolute terms and relative to peers. Three of the four directors on the Compensation Committee, including the committee chairman, are current or former CEOs.

We urge you to vote FOR this proposal.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 11, 2009

Sent by FAX and UPS Next Day Air

Mr. Paul F. Washington, Corporate Secretary
Time Warner Inc.
One Time Warner Center
New York, New York 10019-8016

Dear Mr. Washington:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 897 shares of common stock (the "Shares") of Time Warner Inc. beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participant account Memorandum M-07-16 The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

8550-253